PROSPECTUS SUPPLEMENT	REGISTRATION NO. 333-96069
Filed Pursuant to Rule 424(b)(3)

1,000,000,000 Depositary Receipts

Internet Infrastructure HOLDRS (SM) Trust

This prospectus supplement supplements information contained in the prospectus dated February 17, 2006, relating to the sale of up to 1,000,000,000 depositary receipts by the Internet Infrastructure HOLDRS (SM) Trust.

The share amounts specified in the table in the “Highlights of Internet Infrastructure HOLDRS” section of the base prospectus shall be replaced with the following:

Name of Company(1)	Ticker	Share Amounts	Primary Trading Market
Akamai Technologies Inc.	AKAM	3	NASDAQ
BEA Systems, Inc.	BEAS	10	NASDAQ
Infospace Inc.	INSP	0.8	NASDAQ
InterNAP Network Services Corporation	INAP	0.5	NASDAQ
NaviSite, Inc.	NAVI	0.13333	NASDAQ
Openwave Systems Inc.	OPWV	1.073667	NASDAQ
RealNetworks, Inc.	RNWK	6	NASDAQ
VeriSign, Inc.	VRSN	6.15	NASDAQ
Vignette Corporation	VIGN	0.6	NASDAQ

(1)           Effective March 16, 2007, as a result of the merger of Vitria Technology (NASDAQ Ticker: “VITR”), an underlying constituent of the Internet Infrastructure HOLDRS Trust, and Innovation Tech Grp., Vitria Technology is no longer an underlying constituent of the Internet Infrastructure HOLDRS Trust. For each share of Vitria Technology held, shareholders received $2.75 in cash. For the 1 share of Vitria Technology per 100 shares round lot of Internet Infrastructure HOLDRS, The Bank of New York received $2.75 in cash. The Bank of New York distributed the cash at a rate of $0.0075 per depositary share of Internet Infrastructure HOLDRS on March 20, 2007. The record date for such distribution was March 16, 2007.

The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

The date of this prospectus supplement is March 31, 2007.